

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2018

Carl Lukach
Executive Vice President and Chief Financial Officer
Univar Inc.
3075 Highland Parkway, Suite 200
Downers Grove, IL 60515

  Re: Univar Inc.
    Form 10-K for Fiscal Year Ended December 31, 2017
    Filed February 28, 2018
    Response dated October 2, 2018
    File No. 001-37443

Dear Mr. Lukach:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

7. Income taxes, page 87

1. We note your response to our comment in our letter dated September 19, 2018. Specifically, we note that you acknowledge the $76.5 million income tax expense for the one-time deemed mandatory repatriation of foreign earnings is of the appropriate character/category to utilize the foreign tax credit deferred tax asset that you recognized as an indirect result of the Tax Act. We also understand that the tax rules require you to utilize the $26 million of US federal NOL deferred tax assets first. However, it remains unclear why the $50.5 million remaining tax expense is not available to utilize the $47.6 million foreign tax credit deferred tax asset. Please provide us with your specific facts and circumstances that results in $34 million of the foreign tax credit deferred tax assets

Carl Lukach
Univar Inc.
October 12, 2018
Page 2

that you recognized as a result of the one-time deemed mandatory repatriation of foreign earnings to expire unused. In addition, please expand your disclosures to explain why the $47.6 million of foreign tax credit deferred tax asset was recognized and your specific facts and circumstances that led you to recognize a $34 million valuation allowance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, or Tracey Houser, Staff Accountant, at (202) 551-3736, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction